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                            February 24, 2023

       Brandon Rooks
       Chief Executive Officer
       Rockstar Capital Group, LLC
       10333 Windy Trail
       Bentonville, AR 72712

                                                        Re: Rockstar Capital
Group, LLC
                                                            Amendment No. 1 to
Form 1-A
                                                            Filed February 22,
2023
                                                            File No. 024-12150

       Dear Brandon Rooks:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

       Amendment No. 1 to Form 1-A filed February 22, 2023

       Cover Page

   1. We note the revisions made in response to comment 1. Please confirm, if true, that the offering did not
commence on the date the initial Form 1-A was filed.
       Directors, Executive Officers and Significant Employees, page 39

   2. We note that you added Kevin Hicks as your Chief Financial Officer/Chief Accounting
                                                        Officer. Please provide
the disclosure required by Item 10(c) of Form 1-A.
 Brandon Rooks
Rockstar Capital Group, LLC
February 24, 2023
Page 2
Exhibits

3. We note that the legality opinion filed as exhibit 12 does not actually include the opinion or the consent of your legal counsel. Please file a revised legality opinion and consent. See
      Item 17 (11) and (12) of Form 1-A and Staff Legal Bulletin No. 19 for guidance.
4. In addition, we note that the certificate of organization only provides the certification and does not provide the attached certificate of organization. Please file the complete certificate of organization.
       Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameBrandon Rooks
                                                             Division of
Corporation Finance
Comapany NameRockstar Capital Group, LLC
                                                             Office of Real
Estate & Construction
February 24, 2023 Page 2
cc:       Laurence J. Pino, Esq.
FirstName LastName